UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MaxPoint Interactive, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57777M 201

(CUSIP Number)

Madrona IV General Partner, LLC

999 Third Avenue, Suite 3400

Seattle, Washington 98104

(206) 674-3000

Attn: Troy Cichos

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Madrona Venture Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Madrona Venture Fund IV-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Madrona Investment Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Madrona IV General Partner, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alberg, Tom A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodrich, Paul B.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacobson, Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jordan, Len
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) McIlwain, Matt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

CUSIP No. 57777M 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Porter, Tim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement (as defined below)).

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2016 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 18, 2016 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on February 15, 2017 (“Amendment No. 2,” and collectively with this Amendment, Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common stock, par value $0.00005 (the “Common Stock”), of MaxPoint Interactive, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 3020 Carrington Mill Blvd., Suite 300, Morrisville, NC 27560. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings given those terms in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2. This Amendment amends Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Agreement

On August 27, 2017, the Issuer entered into an Agreement and Plan of Merger with Harland Clarke Holdings Corp. (“Parent”) and Mercury Merger Sub, Inc. (“Purchaser”) (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Common Stock, at a price of $13.86 per share (the “Offer Price”) net to the Issuer’s stockholders in cash, less any withholding taxes. The Issuer’s board of directors has unanimously approved, and determined to recommend that the stockholders of the Issuer accept, the Offer.

Parent and Purchaser have agreed to commence the Offer as promptly as practicable, but no later than September 11, 2017 or such other date as the parties may agree. The consummation of the Offer will be conditioned on (i) there having been validly tendered and not validly withdrawn shares that represent a majority of the total number of shares issued and outstanding at the time of the expiration of the Offer, (ii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the Merger Agreement not having been terminated in accordance with its terms and (iv) other customary conditions contained on Annex A to the Merger Agreement.

Following the consummation of the Offer, the parties have agreed that, following the satisfaction or waiver of the other conditions to the closing of the merger, Parent shall execute a “short-form” merger (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, which will not require any vote or consent of the Issuer’s stockholders. As a result of the Merger, each issued and outstanding share of the Common Stock (other than shares of Common Stock held by Parent and its subsidiaries or held by the Issuer, or held by stockholders who are entitled to exercise, and who properly exercise, appraisal rights) that is not tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price on the terms and conditions set forth in the Merger Agreement. Following the effective time of the Merger (the “Effective Time”), the separate corporate existence of Purchaser shall cease, and the Issuer shall continue as the surviving corporation in the Merger and become an indirect subsidiary of Parent.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among other things, a covenant of the Issuer not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow the Issuer’s board of directors to exercise its fiduciary duties.

The members of the board of directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the surviving corporation and the officers of the Issuer immediately prior to the Effective Time shall be the initial officers of the surviving corporation.

At the Effective Time, the certificate of incorporation and the bylaws of the surviving corporation shall be amended and restated to conform to the certificate of incorporation and the bylaws of the Purchaser as in effect immediately prior to the Effective Time.

Each party to the Merger Agreement further agreed to cooperate in taking actions necessary to (i) delist the Common Stock from the Nasdaq Stock Market LLC and (ii) to terminate the registration of the Common Stock under the Exchange Act.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, the Issuer will be required to pay Parent, or its designee, a termination fee of $3,864,000.

In the event the conditions to consummating the Offer have been met on the date the Offer would otherwise expire and Purchaser does not accept for payment and pay for the tendered shares as a result of Parent not having received the full amount of Parent’s debt financing, the Issuer may terminate the Merger Agreement and Parent shall be required to pay the Issuer a termination fee equal to $5,313,000.

Assuming the satisfaction of applicable conditions, the parties expect the transaction to close in the fourth quarter of 2017.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 2 to this Amendment and is incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer, Parent, Purchaser or their affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of that agreement and as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by information in a confidential disclosure schedule that the parties have exchanged in connection with signing the Merger Agreement and made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts at the time they were made or otherwise. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

Tender and Support Agreement

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement, dated as of August 27, 2017 (the “Support Agreement”), with Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General

Partner, LLC and Joseph Epperson (each, a “Supporting Stockholder”), solely in their respective capacities as stockholders of the Issuer and severally and not jointly. The Support Agreement obligates each Supporting Stockholder to tender its Shares in the Offer and otherwise support the transactions contemplated by the Merger Agreement.

The Support Agreement terminates automatically upon the first to occur of (i) the Merger Agreement is terminated in accordance with its terms, (ii) upon the closing of the Merger, (iii) the consummation of the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form or, subject to certain exceptions, timing of the consideration payable to Issuer stockholders under the Merger Agreement and (v) the mutual written consent of Parent, Purchaser and the Supporting Stockholders. In addition, in the event the Issuer terminates the Merger Agreement to enter into a Superior Proposal (as defined in the Merger Agreement) and consummates such Superior Proposal, each Supporting Stockholder shall pay to Parent 40% of the incremental difference between the price per share paid under the Merger Agreement and under the Superior Proposal.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 3 to this Amendment and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

(a) The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with the SEC rules and based on 6,765,859 shares of Common Stock outstanding as of August 24, 2017 (based on the representation by the Issuer in the Merger Agreement). As of the date hereof, the Reporting Persons beneficially owned shares of Common Stock as follows:

Name of Beneficial Owner	Number of Shares of Common Stock Owned	Percent of Common Stock
Madrona Venture Fund IV, L.P.	1,234,566	18.2%
Madrona Venture Fund IV-A, L.P.	31,464	0.5%
Total	1,266,030	18.7%

MIP, as the sole general partner of MVF IV and MVF IV-A, may be deemed to beneficially own the shares held by MVF IV and MVF IV-A. MGP, as the sole general partner of MIP, may be deemed to beneficially own the shares held by MVF IV and MVF IV-A. Each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the shares held by MVF IV and MVF IV-A. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of that Reporting Person’s pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information set forth in Item 4 of this Amendment, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety, as follows:

Exhibit	Description

1	Power of Attorney (incorporated by reference to Exhibit 1 of Amendment No. 2).

2	Agreement and Plan of Merger among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. dated August 27, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 28, 2017).

3	Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and certain stockholders of MaxPoint, Interactive, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 28, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2017	MADRONA VENTURE FUND IV, LP

	By:	Madrona Investment Partners IV, LP its General Partner

	By:	Madrona IV General Partner, LLC, its General Partner

	By	/s/ Troy Cichos
Its Authorized Signatory

Date: September 1, 2017	MADRONA VENTURE FUND IV-A, LP

	By:	Madrona Investment Partners IV, LP its General Partner

	By:	Madrona IV General Partner, LLC, its General Partner

	By	/s/ Troy Cichos
Its Authorized Signatory

Date: September 1, 2017	MADRONA INVESTMENT PARTNERS IV, LP

	By:	Madrona IV General Partner, LLC, its General Partner

	By	/s/ Troy Cichos
Its Authorized Signatory

Date: September 1, 2017	MADRONA IV GENERAL PARTNER, LLC

	By	/s/ Troy Cichos
Its Authorized Signatory

Date: September 1, 2017	*
Tom A. Alberg

Date: September 1, 2017	*
Paul B. Goodrich

Date: September 1, 2017	*
Scott Jacobson

Date: September 1, 2017	*
Len Jordan

Date: September 1, 2017	*
Matthew S. McIlwain

Date: September 1, 2017	*
Tim Porter

*By:	/s/ Troy Cichos
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

1	Power of Attorney (incorporated by reference to Exhibit 1 of Amendment No. 2).

2	Agreement and Plan of Merger among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. dated August 27, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 28, 2017).

3	Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and certain stockholders of MaxPoint, Interactive, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 28, 2017).